EXHIBIT 99.1

Poet Technologies Announces Intention To Voluntarily Delist from the TSXV

POET Technologies' shares will remain listed on the NASDAQ Capital Market

TORONTO, Nov. 22, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical InterposerTM, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced that the Company's board of directors has approved the voluntary delisting (the "Delisting") of POET's common shares (the "Shares") from the TSX Venture Exchange (the "TSXV"). The Company intends to submit an application to the TSXV to complete such Delisting in due course. Upon submission of the Company's application, the Delisting will be subject to the approval of the TSXV and the satisfaction of all necessary conditions. POET's Shares will continue to be listed on the Nasdaq Capital Market (the "Nasdaq") under the symbol "POET" and shareholders will be able to continue to trade their Shares through the Nasdaq.

Trading on the Nasdaq represents the vast majority of the Company's trading volume. Given the low trading volume on the TSXV the Company has determined, after due consideration, that maintaining the TSXV listing does not form part of the Company's go-forward capital markets strategy. The Company is not required to seek security holder approval for the Delisting since an alternative market for POET's Shares exists on the Nasdaq.

POET will remain a "reporting issuer" in Canada and will continue to provide regular comprehensive disclosure pursuant to applicable Canadian securities laws. Additional information regarding the Company's Delisting application will be disseminated in due course.

Many brokers in Canada, including discount and online brokers, have the ability to buy and sell securities listed on the Nasdaq. Shareholders holding POET's Shares in Canadian brokerage accounts should contact their brokers to confirm how to trade their shares on the Nasdaq.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical InterposerTM, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements and information relate, among other things, to the Delisting.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding the ability of shareholders to trade their Shares through their brokers on the Nasdaq, POET's ability to continue to meet the listing standards of the Nasdaq and that the Delisting will be approved by the TSXV. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward- looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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